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Zinc One Forms Strategic Relationship with InCoR Zinc and InCoR Holdings

Vancouver, BC - May 28 , 2019 - Zinc One Resources Inc. (TSX-V: Z; OTC Markets: ZZZOF; Frankfurt: RH33 - “Zinc One” or the “Company”) announces that it has entered into a binding term sheet dated May 24, 2019 with InCoR Holdings Limited (“InCoR Holdings”) and InCoR Zinc Ltd. (“InCoR Zinc” and together with InCoR Holdings “InCoR”).  InCoR is a venture capital investor in the natural resources sector focused on the development and commercialization of minerals processing technologies.  Under the binding term sheet, InCoR Zinc and Zinc One will form a joint venture (the “Joint Venture”) with the intent of advancing the Bongará Zinc Mine Project and Charlotte-Bongará Zinc Project located in Peru (collectively, the “Bongará Project”).  In consideration of InCoR Zinc providing funding of up to US $3.75 million, InCoR Zinc will earn up to an 80% interest in the Joint Venture.  The transaction is an arm’s length transaction as neither InCoR nor its affiliates are non-arm’s length party to Zinc One.

Zinc One will undertake rights offering for a minimum of CDN $1,224,439 and up to a maximum of CDN $2,448,942.  As a shareholder, InCoR intends to participate in this rights offering.  InCoR Holdings or its affiliates also will provide a short-term secured loan financing to Zinc One in an amount up to US $475,000, which funds will be used to satisfy ongoing operating expenses and annual claim fees in Peru.

Highlights and Advantages to Transaction

•Objective of Joint Venture is to advance the high-grade zinc Bongará Project that contains:

•high-grade zinc near surface that includes intercepts of 46.8% Zn over 19.8 metres.

•highly accessible advanced stage deposits with community support.

•an Indicated Mineral Resource of 822,000 tonnes averaging 18.8% Zn containing 342,000,000 pounds of Zn at a 10% Zn cut-off and an Inferred Mineral Resource of 1,339,700 tonnes averaging 16.8% Zn containing 496,200,000 pounds of Zn at a 10% Zn cut-off as set forth in the Technical Report on the Bongará Zinc Project, Yambrasbamba District, Amazonas Region, Norther Peru dated March 11, 2019 and prepared by Albert W. Workman, P.Geo., and John Reddick, P.Geo (see news releases dated February 5, 2019 and March 18, 2019).

•InCoR will provide significant expertise in metallurgy, technical assessment and project development to advance the Bongará Project.

•Up to US $3,750,000 of funding for Bongará Project.

•All shareholders will have the right to participate in the Rights Offering (as defined below).

Proposed Joint Venture

Zinc One and InCoR Zinc propose to enter in a joint venture whereby InCoR Zinc will earn up to an 80% interest in the Bongará Project (the “Joint Venture”).  In order for InCoR Zinc to earn its interest in the Joint Venture, InCoR Zinc will be required to fund the Joint Venture a total of US $3,750,000 (the “Funding”) over three years as follows:

1.Year 1.  US $1,250,000 to acquire an initial 51% interest in the Joint Venture (“Year 1 Earn-in Amount”)

2.Year 2.  US $1,250,000 to acquire an additional 19% interest in the Joint Venture (being a total of a 70% interest in the Joint Venture).

3.Year 3.  US $1,250,000 to acquire an additional 10% interest in the Joint Venture (being a total of an 80% interest in the Joint Venture).

InCoR, at its option, may accelerate the Funding and earn its 80% interest prior to the end of the third year of the Joint Venture.  If InCoR Zinc elects not to earn an 80% interest in the Joint Venture, Zinc One will have the right to repurchase InCoR Zinc’s interest in the Joint Venture in an amount equal to two times the amount previously funded by InCoR.  The Funding may be used to satisfy ongoing annual property fees, operating costs, exploration expenditures and metallurgical and economic studies on the Bongará Project.

Until such time as InCoR Zinc holds more than 50% of the Joint Venture, a team mutually acceptable to the parties shall be responsible for the day-to-day management, administration and technical oversight of the business of Joint Venture. During the period in which InCoR Zinc holds more than 50% of the Joint Venture, InCoR Zinc shall have the right to be responsible for the day-to-day management, administration and technical oversight of the business of Joint Venture. The party carrying such day-to-day management and responsibility will be entitled to claim reasonable cost reimbursement for such management and administration services from Joint Venture pursuant to a management services agreement as agreed by the parties.

The parties interests in the Joint Venture will be subject to standard dilution provisions.  If a party (the “Diluted Party”) is diluted to a 5% interest in the Joint Venture, the Diluted Party’s interest will be converted to a 2% Net Smelter Return, which may be repurchased by the other party for an amount equal to US $5,000,000.

If a feasibility study is completed on the development Bongará Project and the use of a hydrometallurgical process licensed by InCoR Holdings (the “Process”) is used in future processing, InCoR Holdings will sub-license the Process to the Joint Venture and, in consideration of which, the Joint Venture will be required to satisfy certain license royalties of InCoR Holdings.

InCoR owns a total of 5,450,000 common shares of Zinc One, representing 4.45% of the issued and outstanding shares of Zinc One.

The parties have agreed to enter into a definitive agreement by no later than August 31, 2019.  Until such date, Zinc One has agreed not to negotiate or enter into other transactions relating to the Bongará Project.  The Joint Venture will be subject to due diligence of InCoR Zinc, shareholder approvals (if required) and acceptance of the TSX Venture Exchange.

Rights Offering

Zinc One also announces that it will be proceeding with a rights offering to raise a minimum of CDN $1,224,439 and up to a maximum of CDN $2,448,942. Zinc One will be offering rights to holders of its common shares on the basis of one right for each each one (1) common share held (the “Rights Offering”). Each right will entitle the holder to subscribe for one share of the Company (a “Share”) upon payment of a subscription price of $0.02 per Share.

The Rights Offering will include an additional subscription privilege under which eligible holders of the rights, who fully exercise their rights, will be entitled to subscribe, on a pro rata basis with other shareholders who participate in the oversubscription, for common shares that have not been purchased under the Rights Offering.

The rights will not trade on the TSX Venture Exchange. Upon TSX Venture Exchange conditional acceptance of the Rights Offering, Zinc One will issue a subsequent news release providing further details on the Rights Offering including the record date and expiry date of the Rights Offering.

Details of the Rights Offering will be set out in the Rights Offering notice and Rights Offering circular which will be available under Zinc One’s profile at www.sedar.com. The Rights Offering notice and accompanying rights certificate will be mailed to each eligible shareholder of Zinc One as at the determined record date. Registered shareholders who wish to exercise their rights will be required to forward the completed rights certificate, together with the applicable funds, to the rights agent, Computershare Investor Services Inc., on or before the expiry time. Shareholders who own their common shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary. Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial shareholders who are residents in a jurisdiction outside of Canada.

Zinc One currently has 122,443,942 common shares outstanding. After completion fo the Rights Offering, Zinc One will issue a total of 61,221,971 common shares, assuming completion of the minimum offering amount, and up to 122,433,942 common shares, assuming completion of the maximum offering amount.  The net proceeds of the offering will be used to repay corporate indebtedness, reduce trade payables, incurring US $200,000 for geological, resource modelling and technical studies on the Bongará Project and general working capital.

The Rights Offering is subject to acceptance of the TSX Venture Exchange.

Secured Loan

InCoR Holdings has also agreed to lend to Zinc One up to US $475,000 to Zinc One (the “Loan”).  The Loan will bear interest at a rate of 15% per annum and be due twelve months after being advanced by InCoR Holdings.  In the event that the Joint Venture is formed prior to the maturity of the Loan, the Loan will be applied to the Year 1 Earn-in Amount payable by InCoR Zinc under the Joint Venture.  As security for the Loan, Zinc One will pledge all of the issued and outstanding shares of Forrester Metals Inc. and the Joint Venture company in favour of InCoR Holdings.  The proceeds of the Loan will be used to satisfy the annual property payments on the Bongará Zinc Mine Project and the Charlotte-Bongará Zinc Project located in Peru.

The Loan will be subject to customary positive and restrictive covenants and is subject to acceptance of the TSX Venture Exchange.

Qualified Person

The technical content of this news release has been reviewed, verified and approved by Dr. Bill Williams, a senior advisor to Zinc One and a qualified person as defined by NI 43-101.

About InCoR

InCoR is a venture capital investor in the natural resources sector focused on the development and commercialization of minerals processing technologies. Its business model is to pair investment in minerals processing technologies with investment in mineral resources and processing facilities.

InCoR’s key management are experienced industry professionals in the disciplines of hydrometallurgy, geology, engineering design, construction, investment banking and private equity.

InCoR applies hydrometallurgical technologies to produce metal products using new technologies that have environmental benefits over alternative pyrometallurgical processing. Environmental sustainability is a key tenet of InCoR’s investment philosophy.

InCoR holds interests in base metals, as follows:

Lead - processing technologies for recovery of lead from lead oxide and lead sulphide material utilising methane sulfonic acid as a leaching agent, paired with its investment in LeadFX Inc.;

Copper - processing technologies for leaching copper from copper concentrates containing copper sulphides including chalcopyrite concentrates and concentrates containing arsenic and antimony compounds, together known as the GALVANOXTM process;

Nickel - processing technology for recovery of nickel from nickel saprolite ore, known as the Starved Acid Leaching technology or SALT; and

Zinc - processing technology for recovery of high purity zinc oxide from mined zinc material.

In rare and strategic metals, InCoR has investments in:

Indium - recovery of indium (and silver, gold and other precious and base metals) from complex oxide and sulphide ores; and

Rare Earths - recovery of high purity mixed rare earth oxide concentrates via its investment in Search Minerals Inc.

About Zinc One Resources Inc.

Zinc One’s key assets are the Bongará Zinc Mine Project and the Charlotte-Bongará Zinc Project in north-central Peru.  The Bongará Zinc Mine Project was in production from 2007 to 2008, but was closed due to the global financial crisis and concurrent decrease in the zinc price. Past production included >20% zinc grades and recoveries over 90% from surface and near-surface zinc-oxide mineralization. High-grade, zinc-oxide mineralization is known to outcrop between the mined area and the Charlotte-Bongará Project, which is over six kilometres to the NNW and where past drilling intercepted various near-surface zones with high-grade zinc as well.  The Company has reported an Indicated Mineral Resource of 822,000 tonnes averaging 18.8% Zn containing 342,000,000 pounds of Zn at a 10% Zn cut-off and an Inferred Mineral Resource of 1,339,700 tonnes averaging 16.8% Zn containing 496,200,000 pounds of Zn at a 10% Zn cut-off (see news releases dated February 5, 2019 and March 18, 2019).

Additional Information

Gunther Roehlig

Interim CEO

Zinc One Resources Inc.

Phone: (604) 683-0911

Email: groehlig@zincone.com

www.zincone.com

U.S. Securities Law Matters

THE SECURITIES OFFERED HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Forward-Looking Statements

Information set forth in this news release contains forward-looking statements that are based on assumptions as of the date of this news release. These statements reflect management’s current estimates, beliefs, intentions and expectations. They are not guarantees of future performance. Zinc One cautions that all forward looking statements are inherently uncertain and that actual performance may be affected by many material factors, many of which are beyond their respective control. Such factors include, among other things: risks and uncertainties relating to Zinc One’s limited operating history, its proposed exploration and development activities on the Bongará Zinc Mine Project and the need to comply with environmental and governmental regulations. Accordingly, actual and future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward-looking information. Except as required under applicable securities legislation, Zinc One does not undertake to publicly update or revise forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.